

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 6, 2019

<u>VIA EMAIL</u>

Vadim Avdeychik
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

      Re: <u>Gabelli ETFs Trust et al.; File No. 812-14935</u>

Dear Mr. Avdeychik:

By form APP-WD filed with the Securities and Exchange Commission on April 30, 2019, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Andrea Ottomanelli Magovern

Andrea Ottomanelli Magovern
Branch Chief

cc: Erin Loomis Moore, U.S. Securities and Exchange Commission
     Michael R. Rosella, Paul Hastings LLP
     Justin Capozzi, Paul Hastings LLP